Exhibit 99.1

Finacea® (azelaic acid) Foam 15%, Approved by U.S. FDA for Topical Treatment of the
Inflammatory Papules and Pustules of Mild to Moderate Rosacea

REHOVOT, Israel and RALEIGH, N.C. – July 31, 2015 – As announced today by Bayer HealthCare, the U.S. Food & Drug Administration (FDA) has approved Finacea® (azelaic acid) Foam, 15% for topical treatment of the inflammatory papules and pustules of mild to moderate rosacea. Papulopustular rosacea is a skin disease causing inflammatory lesions (papules and pustules) on the nose, cheeks, chin and forehead.  Finacea® Foam was developed as part of a research and development collaboration between Foamix Pharmaceuticals Ltd. (Nasdaq: FOMX) and Bayer HealthCare, utilizing Foamix’s proprietary foam technology platform. According to a license agreement between the two companies, Foamix is entitled to royalties and certain milestone payments upon commercialization of Finacea® Foam.

“The approval of Finacea® Foam is an important milestone for Foamix, as this is the first prescription product developed using our technology to be FDA approved for sale in the United States,” said Dov Tamarkin, Chief Executive Officer of Foamix Pharmaceuticals.  “We are proud of the progress made in our partnership with Bayer, and pleased that this product will be available to help people living with mild to moderate papulopustular rosacea.”

Finacea® Foam will be available by prescription beginning September 2015, and will be marketed in the United States by Bayer HealthCare.

About Finacea® (azelaic acid) Foam, 15%

Indication
Finacea® (azelaic acid) Foam, 15% is indicated for topical treatment of the inflammatory papules and pustules of mild to moderate rosacea.

Important Safety Information - Warnings and Precautions
Skin Reactions: There have been isolated reports of hypopigmentation after use of azelaic acid. Because azelaic acid has not been well studied in patients with dark complexion, monitor these patients for early signs of hypopigmentation.

Eye and Mucous Membranes Irritation: Azelaic acid has been reported to cause irritation of the eyes. Avoid contact with the eyes, mouth and other mucous membranes. If Finacea® Foam does come in contact with the eyes, wash the eyes with large amounts of water and consult a healthcare professional if eye irritation persists.

Flammability: The propellant in Finacea® Foam is flammable. Instruct the patient to avoid fire, flame, and smoking during and immediately following application. Do not puncture and/or incinerate the containers. Do not expose containers to heat and/or store at temperatures above 120°F (49°C).

Most Common Adverse Reactions
In clinical studies, the most frequently observed adverse reactions in ≥ 0.5% of subjects treated with Finacea® Foam included local site pain (6.2%), pruritus (severe itching) (2.5%), dryness (0.7%), and erythema (redness) (0.7%).

For Topical Use Only
Finacea® Foam is not for oral, ophthalmic or intravaginal use.

Avoid the use of occlusive dressings or wrappings at the application site. Avoid use of alcoholic cleansers, tinctures and astringents, abrasives and peeling agents.

Patients should be reassessed if no improvement is observed upon completing 12 weeks of therapy.

For important risk and use information, see the full Prescribing Information at www.finaceafoam.com.

http://labeling.bayerhealthcare.com/html/products/pi/Finacea_Foam_PI.pdf.

About Rosacea
Rosacea is a chronic cutaneous disorder primarily affecting the contours of the central face. There is no known cure. Rosacea is most frequently seen in adults between 30 and 50 years of age. Although the exact root cause of rosacea remains unknown, both genetic and environmental factors are thought to have an impact on causing this disease. To learn more about rosacea, please visit www.rosacea.org.

About Foamix Pharmaceuticals Ltd.
Foamix Pharmaceuticals is a clinical-stage specialty pharmaceutical company focused on developing and commercializing its proprietary minocycline foam for the treatment of acne and other skin conditions. Foamix Pharmaceuticals’ lead product candidate FMX101 for moderate-to-severe acne is a novel topical foam formulation of the antibiotic minocycline. Foamix Pharmaceuticals also has early-stage stable foam formulations of various drugs for the treatment of common dermatological indications.

Contact:	U.S. Investor Relations
Dorit Hayon	Michael Rice
Foamix Pharmaceuticals Ltd.	LifeSci Advisors, LLC
+972-8-9316233	646-597-6979
bd@foamixpharma.com	mrice@lifesciadvisors.com